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SEC   **15027694**   SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

SEP 1 1 2015

SEC FILE NUMBER
8-49409

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **07/01/14**   AND ENDING   **06/30/15**
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vestech Securities, Inc.

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8100 E. 22nd St. North, Suite B, Bldg 600
                  (No. and Street)

Wichita	Kansas	67226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                         (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
                               (Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address) (City)		(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Earle W. Evans, III_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __Vestech Securities, Inc.__, as of __June 30_____, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signatur
e

_____
President

Title

_____
Notary Public

KARRI KNOX-WOLKEN
Notary Public - State of Kansas
My Appt. Expires 11/24/17

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VESTECH SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2015



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Vestech Securities, Inc.
Wichita, Kansas

We have audited the accompanying statement of financial condition of Vestech Securities, Inc. (the "Company") as of June 30, 2015, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vestech Securities, Inc. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

The supplementary information contained in Schedule I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in accordance with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
September 8, 2015

www.cfllp.com

8750 N. Central Expressway	972.387.4300		CPAmerica International, in alliance with Crowe Horwath International
Suite 300	800.834.8586	Member:	The International Accounting Group
Dallas, TX 75231-6464	972.960.2810 fax		World Services Group

VESTECH SECURITIES, INC.
Statement of Financial Condition
June 30, 2015

ASSETS

Cash	$	8,901
Deposit with clearing organization		15,003
Investment advisory fees and commissions receivable		22,368
Other assets		1,463
Stockholder note receivable		4,894
Total Assets	$	52,629

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	13,029
Total liabilities		13,029
Stockholder's equity:		
Common stock, no par, 100,000 shares authorized,		
1,000 shares issued and outstanding		1,000
Paid-in capital		55,402
Retained deficit		(16,802)
Total stockholder's equity		39,600
Total Liabilities and Stockholder's Equity	$	52,629

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
Statement of Income (Loss)
For the Year Ended June 30, 2015

Revenues:		
Investment advisory fees and commissions income	$	271,730
Other revenue		365
Total revenues		272,095
Expenses:		
Commissions and clearance paid other brokers		113,835
Salaries and other employment costs		80,025
Rent		10,377
Communications		3,433
Professional fees		20,873
Other expenses		22,290
Total expenses		250,833
Income before income taxes		21,262
Provision for income taxes		–
Net income	$	21,262

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2015

	Common Stock Shares Issued	Common Stock	Paid-In Capital	Retained Deficit	Total
Balance at June 30, 2014	1,000	$ 1,000	$ 50,902	$ (38,064)	$ 13,838
Stockholder Contributions			4,500		4,500
Net income				21,262	21,262
Balance at June 30, 2015	1,000	$ 1,000	$ 55,402	$ (16,802)	$ 39,600

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2015

Balance at June 30, 2014	$ --
Increases	--
Decreases	--
Balance at June 30, 2015	$ --

The accompanying notes are an integral part of these financial statements.


VESTECH SECURITIES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2015


Cash flows from operating activities:

Net loss	$ 21,262
Adjustments to reconcile net loss to net cash	
provided (used) by operating activities:	
(Increase) decrease in assets:	
Investment advisory fees and commissions receivable	(9,259)
Other assets	(294)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(10,403)
Commissions payable	(330)
Net cash provided (used) by operating activities	976

Cash flows from investing activities:

Net cash provided (used) by investing activities	--

Cash flows from financing activities:

Capital contributions	4,500
Net cash provided (used) by financing activities	4,500
Net increase in cash and cash equivalents	5,476
Cash and cash equivalents at beginning of year	3,425
Cash and cash equivalents at end of year	$ 8,901


The accompanying notes are an integral part of these financial statements.


Note 1 -- Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Vestech Securities, Inc. (the "Company") is a broker-dealer in securities in Wichita, Kansas. The Company, incorporated on March 13, 1996, is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC"). The Company is a Kansas corporation. The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and direct participation program brokers. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry.

The Company is a Registered Investment Adviser with the SEC and as such performs financial services, advice, management and administration for private and corporate clients. Substantially all of the Company's business is conducted with customers located in Kansas.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

Revenue Recognition

Security transactions and the related commission revenue and expense are recorded on a settlement date basis, which is generally the third business day following the transaction. If materially different, security transactions and their related commission income and expenses are recorded on a trade date basis.

Investment advisory and wrap management fees are generally recognized as services are provided. Generally, fees are billed on a quarterly basis based on the account's asset value at the end of a quarter. Advance payments, if received, are deferred and recognized during the periods for which services are provided.

Income Taxes

The Company files as an "S" Corporation for federal and state income tax purposes. The Company's net income is taxed at the stockholder level rather than the corporate level for income tax purposes, and thus, no provision for income taxes has been made in the accompanying financial statements. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

The Company files income tax returns in the U.S. federal jurisdiction and in the State of Kansas. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Company's state income tax returns are subject to examination by the respective state and local authorities for up to four years from the date of filing.

VESTECH SECURITIES, INC.
Notes to Financial Statements
June 30, 2015

Note 1 - Summary of Significant Accounting Policies, continued

Compensated Absences

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. In August 2014, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU 2014-09 one additional year. ASU 2014-09, including the deferral in ASU 2015-14, will be effective commencing with Company's year ending June 30, 2020. The Company is currently assessing the potential impact of this ASU on its financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern: Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern, which requires management to evaluate whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued or are available to be issued. This ASU also requires management to disclose certain information depending on the results of the going concern evaluation. This amendment is effective for the Company's annual reporting period ending June 30, 2017. Early adoption is permitted. This amendment is effective for the Company's annual reporting period ending June 30, 2017. The Company is currently assessing the potential impact of this ASU on its financial statements.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2015 the Company had net capital of approximately $10,575 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.23. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Clearing Deposit

The Company maintains a deposit account with Maplewood Investment Advisors, Inc. ("Maplewood") as part of the Company's contract for services. Maplewood requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of June 30, 2015, the balance of the clearing deposit was $15,003.

Note 5 - Related Party Transactions

The Company has one stockholder who owns 100% of the Company. As of June 30, 2015, the Company advanced a total of $4,894 to the stockholder. The note is unsecured, bears interest at 3% per annum, and has no definite repayment terms. The Company has accrued interest receivable of $1,463 on the advance as of June 30, 2015, which is recorded in other assets on the Statement of Financial Condition.

Note 6 - Operating Lease

The Company leases office space in Wichita, Kansas under a long-term non-cancelable lease from a related party which expires on June 30, 2018. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the lease was $10,377 for the year ended June 30, 2015.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year:

Year Ending June 30,	
2016	$10,377
2017	10,377
2018	9,512
	$ 30,266

Note 7 - Commitments and Contingencies

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Note 7 -   Commitments and Contingencies, continued

FINRA Audit

The Company underwent a field audit conducted by FINRA in relation to the Company's failure to meet its net capital requirements in May and June 2013. On July 18, 2014, FINRA reported a $15,000 fine related to the net capital violation. The fine was accrued as an expense in the Company's fiscal year ended June 30, 2014.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 -   Going Concern

As shown in the financial statements, the Company has a retained deficit as of June 30, 2015. The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the financial markets and the retirement industry. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management has taken steps to increase the Company's net capital and to reduce certain expenses. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties. The Company's stockholder intends to contribute additional capital and/or defer future direct compensation as needed to fund the operations of the Company.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

June 30, 2015

Schedule I

VESTECH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2015

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 39,600
Deductions and/or charges:		
Non-allowable assets:		
Investment advisory fees and commissions receivable	$ 22,368	
Other assets	1,463	
Stockholder note receivable	4,894	28,725
Net capital before haircuts on securities positions		10,875
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Deposit with clearing organization		(300)
Net capital		$ 10,575

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 13,029
Total aggregate indebtedness		$ 13,029

VESTECH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	853
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital above the required minimum	$	5,575
Ratio: Aggregate indebtedness to net capital		1.23 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation are as follows:

Net capital per the Company's unaudited Focus IIA	$	11,187
Increase in accounts payable and accrued expenses		(612)
Net capital per the audited report	$	10,575

VESTECH SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2015

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services Corporation, LLC

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended June 30, 2015



ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors and Stockholder
Vestech Securities, Inc.
Wichita, Kansas

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Vestech Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the fiscal year ended June 30, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vestech Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF+ Co., LLP

CF & Co., L.L.P.

Dallas, Texas
September 8, 2015

www.cfllp.com

8750 N. Central Expressway   972.387.4300
Suite 300   800.834.8586   Member:
Dallas, TX 75231-6464   972.960.2810 fax

CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group



VESTECH SECURITIES, INC.

Vestech Securities, Inc.
SEC filing #8-49409
Firm ID # 41409
For the Year Ended June 30, 2015

EXEMPTION REPORT

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, Earle W. Evans III, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Vestech Securities Inc:

1. Vestech Securities, Inc. claimed an exemption from SEC Rule 15c3-3 under provision 15c3-3(k)(2)(ii) throughout the most recent fiscal year, in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer and;

2. Vestech Securities, Inc. met the above exceptive provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year without exception.

Earle W. Evans III
President – Financial Consultant
8100 E. 22nd ST. North, Suite B
Building 600
Wichita, KS 67228